Great Basin Scientific, Inc.

1441 South 3850 West

Salt Lake City, UT 84120

September 5, 2014

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Mary Beth Breslin, Ms. Amanda Ravitz and
Mr. Jay Munson

Re:	Great Basin Scientific, Inc.
Registration Statement on Form S-1
Filed August 8, 2014
File No. 333-197954

Dear Ms. Breslin, Ms. Ravitz and Mr. Munson:

We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated August 22, 2014 (the “SEC Comment Letter”) regarding the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) filed by Great Basin Scientific, Inc. (the “Company”). The numbered responses set forth below contain each of the Staff’s comments in total set off in bold type and correspond to the numbered comments contained in the SEC Comment Letter.

Concurrently herewith, we are filing with the Commission by EDGAR transmission and amended draft of the Registration Statement (the “Amendment”). To aid in your review, we also have enclosed with this letter a copy of Amendment which is marked to indicate all of the changes from the Registration Statement. The changes made in the Amendment are principally in response to the Staff’s comments as set forth in the SEC Comment Letter.

Our Company, page 1

Comment No. 1:

1.	We note your revisions in response to prior comment 5. Please further revise to clarify whether you take into account any minimum and/or any recurring purchase requirements in calculating your “win rate.”

Response to Comment No. 1:

The “win rate” calculation is determined based on the percentage of customers that purchase products after receiving an analyzer from the Company. The calculation does not use any minimum or recurring purchase threshold. In response to the Staff’s comment we have updated the disclosure to clarify this element of the “win rate” calculation.

Securities and Exchange Commission

September 5, 2014

Use of Proceeds, Page 9

Comment No. 2:

2.	We note your response to prior comment 11. Please revise to provide the information required by Instruction 3 to Item 504 of Regulation S-K regarding the amounts and sources of additional funds needed to accomplish the specified purposes.

Response to Comment No. 2:

In response to the Staff’s comment, we have updated the disclosure to set forth the amounts and sources of additional funds needed to accomplish the specified purposes.

Capitalization, page 40

Comment No. 3:

3.	Please refer to your response to comment 33. Please revise to disclose the conditions that must be met for the automatic conversion of the preferred stock to common stock in the narrative to the Capitalization table.

Response to Comment No. 3:

In response to the Staff’s comment, the narrative to the Capitalization table has been updated to include the definition of “qualified initial public offering” for the purposes of automatic conversion of preferred stock under our current certificate of incorporation.

Note 8. Common Stock and Preferred Stock, page F-14

Comment No. 4:

4.	Please refer to your response to comment 32. We see that you intend to effect a reverse stock split of your common stock prior to the completion of the offering. Please note we will continue our review of the response provided pending the finalization of the reverse stock split and the offering price range.

Response to Comment No. 4:

We note the Staff’s comment and have updated the disclosure to account for a 200-1 reverse stock split, which was effective as of September 5, 2014. Prior to the reverse stock split, the estimated IPO price would have been $0.030 to $0.035 per share. After the effect of

Securities and Exchange Commission

September 5, 2014

the reverse stock split, the estimated IPO price range to be included on the cover of the Company’s preliminary prospectus is $6.00 to $7.00 per share. Please let us know if you need any further information.

*    *    *

Please contact the Company’s counsel, David Marx, Esq. of Dorsey & Whitney LLP, at (801) 933-7363 or Ryan Ashton at the Company at (801) 990-1055 if you have any questions with respect to this letter.

Please acknowledge receipt of this letter by file-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed self-addressed, postage-paid envelope.

Thank you very much for your assistance in this matter.

Very truly yours, GREAT BASIN SCIENTIFIC, INC.

/s/ RYAN ASHTON
Ryan Ashton Chief Executive Officer

cc: David Marx, Esq.